UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ADIAL PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00688A 106

(CUSIP Number)

Kevin Schuyler

c/o Adial Pharmaceuticals, Inc.

1180 Seminole Trail, Suite 495

Charlottesville, Virginia 22901

(434) 422-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00688A106	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Schuyler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 71,757
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,034,520
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 71,757
WITH	10	SHARED DISPOSITIVE POWER 1,034,520

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,106,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.57%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00688A106	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MVA 151 Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Limited liability company formed under the laws of the State of Virginia

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 673,600
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 673,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.83%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00688A106	13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Adial Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and amends the original Schedule 13D, filed on November 14, 2018, by the reporting persons, Kevin Schuyler and MVA 151 Investors, LLC. The principal executive offices of the Issuer are located at 1180 Seminole Trail, Suite 495, Charlottesville, Virginia 22901.

Item 2. Identity and Background.

(a), (f) The persons filing this statement are Kevin Schuyler and MVA 151 Investors, LLC, a Virginia limited liability company (“MVA”). Mr. Schuyler is Managing Member of MVA, and Mr. Schuyler, together with his spouse, has voting control over MVA. Both are in Charlottesville, Virginia.

(b) The principal business address of each of Mr. Schuyler and MVA is 271 Glenleigh Road, Charlottesville, Virginia 22911. Mr. Schuyler and MVA are referred to as the “Reporting Persons” in this Schedule 13D.

(c) The present principal occupation of Mr. Schuyler is senior managing director at CornerStone Partners LLC, a full service institutional CIO and investment office located in Charlottesville, Virginia.

(d) During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Schuyler is a citizen of the United States of America. MVA is a limited liability company organized under the laws of the State of Virginia.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons used personal funds to acquire the securities described in Item 4 of this Schedule 13D other than those awarded as compensation for services. The stock options granted to Mr. Schuyler were awarded as compensation for services rendered to the Issuer as a member of the board of directors.

Item 4. Purpose of the Transaction.

The purpose of the transactions described in this Schedule 13D is solely for investment.

On March 3, 2020, Mr. Schuyler received an option to purchase an aggregate of 60,000 shares of Common Stock at an exercise price of $1.44 per share (which option terminates on March 2, 2030), which options vest pro rata on a monthly basis over 36 months.

On November 23, 2020, Mr. Schuyler transferred warrants to purchase an aggregate of 360,920 shares of Common Stock to The Kevin William Schuyler 2020 Irrevocable Perpetuities Trust (the “Trust”), the trustee of which is Mr. Schuyler’s wife and the beneficiaries of which are Mr. Schuyler’s wife and children.

On February 8, 2021, Mr. Schuyler received an option to purchase an aggregate of 40,000 shares of Common Stock at an exercise price of $3.11 per share (which option terminates on February 7, 2031), which options vest pro rata on a monthly basis over 36 months.

CUSIP No. 00688A106	13D	Page 5 of 7 Pages

On December 23, 2021, Mr. Schuyler transferred 222,990 shares of Common Stock to a newly formed charitable trust, the trustee of which is Mr. Schuyler’s adult son.

On December 28, 2021, Mr. Schuyler transferred 90,000 shares of Common Stock and warrants to purchase an aggregate of 90,000 shares of Common Stock to a newly formed charitable trust, the trustee of which is Mr. Schuyler’s adult son.

On February 15, 2021, the Issuer filed a Current Report on Form 8-K, which stated that the Company had issued a certain number of shares of its Common Stock and warrants to purchase shares of Common Stock, resulting in the total number of outstanding shares to increase to 23,268,962 (the “Outstanding Share Increase”). As a result of the Outstanding Share Increase, the percentage of outstanding shares that the Reporting Person may be deemed to beneficially own was reduced by more than 1%.

Item 5. Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 23,268,962 shares of Common Stock outstanding as of February 15, 2022.

Mr. Schuyler is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of: (a) 3,042 shares of Common Stock and warrants to purchase an aggregate of 3,135 shares of Common Stock; and (b) options to purchase an aggregate of 105,580 shares of Common Stock, of which 65,580 shares are vested as of February 15, 2022 or vest within 60 days thereof.

MVA is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of zero shares.

MVA and Mr. Schuyler are deemed to be the beneficial owner of, and have shared power to vote or direct the vote and to dispose or direct the disposition of 144,200 shares of Common Stock and warrants to purchase 529,400 shares of Common Stock, due to Mr. Schuyler’s control, together with his spouse, of MVA. In addition, Mr. Schuyler is deemed to be the beneficial owner of, and have shared power to vote or direct the vote and to dispose or direct the disposition of warrants to purchase 360,920 shares of Common Stock held by the Trust.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Schuyler and MVA (on the basis of 23,268,982 shares of Common Stock outstanding as of February 15, 2022) are as follows:

(a)	Number of shares of Common Stock beneficially owned by Mr. Schuyler: 1,106,277	Percent of class of Common Stock: 4.57%
	Number of shares of Common Stock beneficially owned by MVA: 673,600	Percent of class of Common Stock: 2.83%
(b)	Number of shares of Common Stock as to which Mr. Schuyler has:

(i)	Sole power to vote or to direct the vote:	71,757
(ii)	Shared power to vote or to direct the vote:	1,034,520
(iii)	Sole power to dispose or to direct the disposition of:	71,757
(iv)	Shared power to dispose or to direct the disposition of:	1,034,520

CUSIP No. 00688A106	13D	Page 6 of 7 Pages

Number of shares of Common Stock as to which MVA has:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	673,600
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	673,600

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be filed as Exhibits.

Exhibit 9:	Joint Filing Agreement, dated February 18, 2022

Annex A:	Certain Transactions by the Reporting Persons

CUSIP No. 00688A106	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2022

/s/ Kevin Schuyler
Kevin Schuyler

Date: February 18, 2022

MVA 151 Investors, LLC

By:	/s/ Kevin Schuyler
Name:	Kevin Schuyler
Title:	Managing Member

Date: February 18, 2022

Exhibit 9

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 18th day of February, 2022, by and between Kevin Schuyler and MVA 151 Investors, LLC (together, the “Joint Filers”).

Whereas, pursuant to Rule 13d-1(k) under Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligations under Section 13(d) of the Exchange Act by a single joint filing:

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.

This Amendment No. 1 to Schedule 13D with respect to the common stock, par value $0.001 per share, of Adial Pharmaceuticals, Inc., a Delaware corporation (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.	Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein contained.

3.

Each of the Joint Filers is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

/s/ Kevin Schuyler
Kevin Schuyler

Date: February 18, 2022

MVA 151 Investors, LLC

By:	/s/ Kevin Schuyler
Name:	Kevin Schuyler
Title:	Managing Member

Date: February 18, 2022

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
December 23, 2021	Transfer of 222,990 shares of Common Stock	*
December 28, 2021	Transfer of warrants to purchase 90,000 shares of Common Stock	*
December 28, 2021	Transfer of 90,000 shares of Common Stock	*

*	As described in this Schedule 13D, on December 23, 2021, Mr. Schuyler transferred 222,990 shares of Common Stock, and on December 28, 2021, Mr. Schuyler transferred 90,000 shares of Common Stock and warrants to purchase an aggregate of 90,000 shares of Common Stock. Each of these transfers was to a newly formed charitable trust, the trustee of which is Mr. Schuyler’s adult son.